SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, February 19, 2008

To:
Bolsa de Comercio de Buenos Aires

Re.: Sect. 62 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 62 of the rules and regulations in force, we furnish the following information in connection with the quarterly balance sheet for the period ended December 31, 2007:

		Expressed in AR$

1)	Income of the Period - Earnings
	Ordinary - Earnings	495.200
	Special	0
	Total	495.200

2)	Shareholders’ Equity
	Capital Stock	683,979
	Premium on share issue	394,584
	Shareholders’ Equity adjustments	4,511
	Legal reserve	382,705
	Optional reserve	211
	Retained Income - Earnings	1,241,716
	Total Shareholders’ Equity	2,707,706

The Notes to the Financial Statements include a detailed description of the effect of the application of Law No. 25561, the Decrees of the Argentine Executive Power, the Resolutions issued by the Ministry of Economy and the Communications issued by the Central Bank of the Republic of Argentina.

Proposal for earning distribution:

The Board of Directors has decided:

a) Payment of cash dividend: AR$ 170,994,743.25

Said amount represents 25% of the current capital stock of the Bank (AR$ 683,978,973), which is equivalent to AR$ 0.25 per share.

The payment of the cash dividend is subject to the authorization from the Central Bank of the Republic of Argentina.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

b) Capitalization of earnings, monetary adjustments of capital and other items: Not proposed.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,469,149	232,382,976	242,852,125	35.51
Others	766,521	440,324,791	441,091,312	64.49
Total	11,235,670	672,707,767	683,943,437	100.00

The table above does not include the 35,536 shares corresponding to the capital increase resulting from the merger with Nuevo Banco Suquia S.A., which were registered with Caja de Valores S.A. as of February 12, 2008.

The controlling group does not own debt securities convertible into shares or any options to purchase shares of the company.

The controlling group consists of Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto are domiciled at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2008
MACRO BANK INC.

By: /s/ Roberto Eilbaum
Name: Roberto Eilbaum
Title: Director